Exhibit 99.1

Maris-Tech Receives Repeat Order for Approximately $957,000 from a

Company in the Defense Industry for its Unique Situational Awareness Solution for Armored Vehicles

This marks the third repeat order from the defense industry customer for this solution, which enables armored fighting vehicle (“AFV”) crews to detect and respond to dismounted threats

Total orders for this innovative, customized system from this customer have accumulated to approximately $2.2 million

Rehovot, Israel, June 10, 2024 (GLOBE NEWSWIRE) — Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of edge computing artificial intelligence (“AI”) accelerated video solutions for edge platforms, today announced that it has received a repeat order of approximately $957,000 for a customized solution that provides armored and autonomous vehicles with enhanced situational awareness. This is the third order for this unique solution from the same customer, and it is expected to be delivered by the end of 2024.

Based on Maris-Tech’s Uranus industrial video and AI-based edge computing platform, the solution provides full 360-degree situational awareness for AFV crews to detect and respond to dismounted threats. The solution addresses the growing need in the defense market for armored vehicles’ enhanced crew safety and is already deployed and operating in the field.

The systems from the first and second orders are already operational, save lives, and are field-proven to the end customer’s satisfaction.

“This third order is a clear recognition of the product’s capabilities and its contribution to the performance and protection of armored vehicles in the field,” said Israel Bar, CEO of Maris-Tech

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of video streaming and AI technology, founded by veterans of the Israeli technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power, and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, homeland security, and communication companies. For more information, visit https://www.maris-tech.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect”,” “may”, “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the new order, the expected delivery, the performance of the solution and its implication and the growing need in the defense market for armored vehicles’ enhanced crew safety . Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC on March 21, 2024, and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Nir Bussy, CFO
Tel: +972-72-2424022
Nir@maris-tech.com